UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 27, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

SIGNATURES

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary
Date: August 27, 2010

ASX APPENDIX 4D AND FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 30 JUNE 2010
Given to ASX under Listing Rule 4.2A
This report should be read in conjunction with the 2009 Annual Report lodged with the ASX on 25 March 2010 and the 2010 Second Quarter Production Report released on 28 July 2010. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 6 months to June 2010 compared with the 6 months to June 2009.
27 August 2010

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
ASX Appendix 4D and financial report for the half-year ended 30 June 2010

ASX APPENDIX 4D	3

DIRECTORS’ REPORT	5

AUDITOR’S INDEPENDENCE DECLARATION	9

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME	10

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	12

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	14

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	15

NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	16

DIRECTORS’ DECLARATION	32

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE MEMBERS	33
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31 December 2009 released on 25 March 2010 and any public announcements made by Lihir Gold Limited during the interim reporting period.

LIHIR GOLD LIMITED AND CONTROLLED ENTITIES
ASX APPENDIX 4D
FOR THE HALF-YEAR ENDED 30 JUNE 2010
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	6 months ended 30 June 2010
Previous corresponding reporting period:	6 months ended 30 June 2009
(All comparisons to half-year ended 30 June 2009)

						30 June 2010
						US$M
Revenue from ordinary activities	down	2%	from	555.3 (1)	to	544.9

Profit / (loss) from ordinary activities after tax attributable to members	up	388.0	from	(300.9)	to	87.1

Net profit / (loss) for the period attributable to members	up	388.0	from	(300.9)	to	87.1

(1)	Restatement of the Ballarat operation from continuing operation to discontinued operation for 30 June 2009 (Note 15, Notes to and forming part of the Condensed consolidated interim financial statements).
DIVIDENDS
On 31 March 2010 the Company paid a final dividend for 2009 of US1.5 cents per ordinary share to all shareholders registered at the close of business on 2 March 2010 ($35.5 million). Papua New Guinea dividend withholding tax of 10% was remitted by the Company on this dividend.
The Company has not proposed to pay any further dividends.
REVIEW OF RESULTS
Refer to the attached Directors report, Review of results and operations and the Financial Results release.

OTHER INFORMATION REQUIRED BY LISTING RULE 4.2A.3

	30 June 2010	30 June 2009

Net tangible assets per share (US cents):	112	105

Details of Entities over which control has been gained/lost during the current reporting period:	The Company has not gained nor lost control over any Entities during the current reporting period

Details of associates and joint venture entities:	The Company has interests in two un-incorporated joint ventures. A 50.1% interest in the Dalgaranga Gold Mines joint venture, which is no longer operating and a 95% interest in the TD Continental exploration joint venture. The Company’s share of profits/(losses) in these joint ventures is immaterial.
All Entities in the Consolidated Entity have used International Financial Reporting Standards as issued by the IASB in compiling the report.
INDEPENDENT AUDITOR’S REVIEW REPORT
The independent auditor’s review report issued in relation to the 2010 half-year Financial Report is attached.

LIHIR GOLD LIMITED ARBN 069 803 998
DIRECTORS’ REPORT
The directors present their report on the consolidated entity (the “Consolidated Entity”) consisting of Lihir Gold Limited (the “Company”) and the entities it controlled at the end of, or during, the six month period ended 30 June 2010. All amounts are US dollars unless stated otherwise.
THE BOARD OF DIRECTORS
The names of the Directors in office during the half-year and still in office at the date of this report are:
Dr Ross Garnaut (Chairman)
Mr Graeme Hunt (Managing Director and Chief Executive Officer)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Lady Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)
With the exception of Mr Graeme Hunt, each was a director during the whole of the half-year. Mr Graeme Hunt was appointed Managing Director and Chief Executive Officer on 1 April 2010 and continues in office to the date of this report. Mr Arthur Hood was Managing Director and Chief Executive Officer until his resignation on 17 January 2010.
GROUP SECRETARY
Mr. Stuart MacKenzie is the Group Secretary and is authorised by the Board under section 169(3) of the PNG Companies Act, 1997 to do anything required or authorised to be done by a company secretary under the Companies Act 1997, the Company’s constitution or any resolution of the Board.
REVIEW OF RESULTS AND OPERATIONS
The following commentary provides information to assist investors with an understanding of the financial information. The additional financial information is derived from the Financial Report for the half-year ended 30 June 2010 of Lihir Gold Limited.
The Consolidated Entity includes Lihir Gold Limited (“the Company”) and its subsidiaries (“the Consolidated Entity”). During the half-year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
All comparisons are to the half-year ended 30 June 2009 for the Statement of Comprehensive Income and Statement of Cash flows. Statement of Financial Position comparisons are to the year ended 31 December 2009.
Overview
Lihir Gold Ltd has recorded a strong turnaround in earnings for the six months to June 2010, reporting a net profit of $86.6 million, compared with a loss of $300.8 million in the first half of 2009. The 2009 result had been affected by an impairment loss after tax of $409.1 million related to the Ballarat operation, which has since been sold.
The net profit from continuing operations was $97.9 million for the six months to June 2010, compared with a profit of $103.6 million in the prior corresponding period (excluding Ballarat).
The result for the first six months of 2010 included $18.2 million in costs associated with the proposed merger of the company with Newcrest Mining Ltd, as well as $6.7 million expense in respect of termination payments to the former managing director, Arthur Hood, who left the company in January.
Production Summary

		(OZS)
OPERATION	HY 2010	HY 2009
Lihir Island, Papua New Guinea	377,198	466,147
Mt Rawdon, Queensland, Australia	47,345	54,452
Bonikro, Côte d’Ivoire*	49,138	83,707

TOTAL	473,682	604,306

*	Bonikro production reported on a 100% basis
A total of 473,682 ounces of gold was produced in the June 2010 half, which compared with 604,306 ounces (excluding Ballarat) in the first six months of 2009. Operational performances were solid across all sites, with improvements implemented in mining and processing, and good progress achieved in expansion projects.
Output in the first six months of 2010, albeit in line with expectations and plans, was affected by planned major maintenance downtime at the Lihir Island plant, as well as lower grades of ore being mined in each of the three producing operations due to mining schedules and sequencing of pit activities.
Lihir Island, PNG
Mining and processing at Lihir Island continued in line with plan during the first half of 2010, with plant throughput rates achieving record levels, despite a major autoclave maintenance program completed in the second quarter. The sequence for the development of the pit led to mining of lower grade ores in the six months to June 2010. Gold grades of autoclave feed averaged 5.4 g/t, compared with 6.95 g/t in the June half of 2009. Gold grades are anticipated to rise over the remainder of 2010.
Bonikro, West Africa
Following the commencement of gold production at Bonikro in October 2008, output in the first half of 2009 was higher than longer term expectations due to processing of soft, higher grade oxide ores. During subsequent periods, as hard rock was processed, rates of throughput assumed name plate levels. In the first half of 2010, production at Bonikro totalled 49,138 ounces, which was slightly below plan due to heavy rainfall and low machinery availabilities in

LIHIR GOLD LIMITED ARBN 069 803 998
DIRECTORS’ REPORT
the mining fleet. This led to a reduction in gold grades of milled ore to 1.73 g/t from 2.37 g/t in the prior comparable period.
Mt Rawdon, Queensland
Production at Mt Rawdon for the first half of 2010 totalled 47,345 ounces, which was above expectations due to higher than planned throughputs, gold grades and recovery rates. Production, however, was lower than the prior corresponding period, with higher plant throughputs unable to fully offset a decline in gold grades.
Financial Overview
The reduction in production translated into lower gold sales in the period, with a total of 468,864 ounces sold in the six months to June 2010, compared with 603,693 in the prior corresponding period. Higher global gold prices, however, helped to offset the lower sales, with the average realised gold price rising from $889 per ounce to $1,157 per ounce. Group revenues therefore declined only marginally, from $555.3 million to $544.9 million.
Cost of sales increased 5% to $301.2 million in the period, in line with increases experienced across the gold sector, leaving the gross profit from mining operations at $243.7 million for the half year.
Underlying Profit

	HY	HY
	2010	2009

	$M	$M

Profit / (loss) attributable to owners of the Company	87.1	(300.9)
Non cash hedging loss (after tax)	31.9	41.2
Discontinued Operations (after tax)	11.3	404.4
Newcrest merger expenses (after tax)	12.8	—
Former CEO termination expense (after tax)	4.7	—
Loss on disposal of assets following comprehensive asset review (after tax)	4.6	5.6
Other non recurring expense (after tax)	0.3	—
(Re-recognition) / De-recognition of DTA	(10.2)	17.7

Underlying profit after tax	142.5	168.0

Discussion and analysis of the Statement of Comprehensive Income
Revenue
Gold sales revenue decreased marginally over the comparative half-year to $542.3 million. A 22% decrease in gold sales volumes was offset by a 26% rise in the average spot gold price. Total gold sales of 468,864 ounces included 46,203 ounces from Bonikro and 47,142 ounces from Mt Rawdon. Lihir sales volume was 375,519 ounces, a decrease of 89,877 ounces from the half-year ended 30 June 2009. Silver sales totalled $1.5 million and certified emission reduction (CER) certificates arising from geothermal power production at Lihir Island added approximately $1.1 million to sales revenue.
Cost of sales
Cost of sales, including depreciation, was $301.2 million up 5% on the comparative half-year. Operating cost increases at Lihir were kept in check through a continuing focus on cost control, despite higher machinery and plant maintenance costs, increased fuel prices and unfavourable exchange rates. At Bonikro, costs increased due to higher mining fleet maintenance costs.
Total deferred mining costs decreased in comparison with the previous corresponding half-year. This was more than offset by a build up in inventory stockpiles, and lower depreciation and amortisation costs, which are largely a function of gold production rates.
Corporate expenses
Corporate office expenses have increased with the corporate office activities following the growth required to facilitate the major capital programs and expansions of the Consolidated Entities operations particularly at Lihir Island and in Côte d’Ivoire. Corporate office expenses during the half-year included termination expenses to the previous managing director and chief executive officer of $6.7 million. Increase in head count and higher consulting costs to support the operations have contributed to a significant increase in corporate expenses.
Exploration
Exploration, evaluation and pre-development expenditure totalled $21.3 million of which a total of $2.2 million was expensed and a total of $19.1 million near mine expenditure was capitalised, reflecting the company strategy to grow organically While the main focus for drilling has been at and around the Bonikro operation, elsewhere in Côte d’Ivoire regional exploration activities were focused on an extensive review process which has increased confidence in the overall prospectivity and provided an improved understanding of the exploration targets; an aggressive exploration program has been developed. Across Côte d’Ivoire’s 18,800 square kilometres of exploration tenements, a total of 62,000 metres of drilling was completed on two target areas along with extensive early phase assessment work.
Hedging loss
The hedge loss includes $45.6 million in relation to the closed out LGL and Equigold gold hedge books in prior years required to be brought to account at the original designation date in accordance with hedge accounting principles.
Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the Statement of Comprehensive Income.

LIHIR GOLD LIMITED ARBN 069 803 998
DIRECTORS’ REPORT
The following table provides a summary of the non-cash hedging losses which would have been booked in future periods for hedge books closed out, in the absence of the merger with Newcrest:

			Net post-tax
	Gross pre-tax		non-cash
	non-cash		hedging
Designation year	hedging loss	Tax effect	loss

	$m	$m	$m

2010 — 2nd half-year	43.2	(12.8)	30.4
2011 — 1st half-year	41.3	(12.3)	29.0
2011 — 2nd half-year	2.9	(0.9)	2.0
2012 — 1st half-year	2.9	(0.8)	2.1
2012 — 2nd half-year	2.9	(0.9)	2.0
2013 — 1st half-year	3.0	(0.9)	2.1
2013 — 2nd half year	3.0	(0.9)	2.1

	99.2	(29.5)	69.7

Other income and expenses
Included in other expenses is $6.6 million from the loss on disposal of assets at Lihir Island operation and $18.2 million of costs related to Newcrest merger activity.
Financial income and expenses
Financial income decreased during the year by 88% to $1.0 million.
Financial expenses increased by $0.1 million to $2.8 million as a result of increased financing costs and foreign exchange losses. This was offset by a decrease in accretion expense in relation to the Lihir Island provision for rehabilitation resulting from the extension of the mine life following the reserve upgrade at the start of the year.
Exchange differences on translation of foreign operations
The Consolidated Entity has a US presentation currency however its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The 3% weakening in the Australian dollar at the end of December 2009 to the end of June 2010 resulted in an unfavourable $9.0 million adjustment to net assets and thus other comprehensive income.
Net change in fair value of financial assets available for sale
The Consolidated Entity holdings in publicly listed share investments increased in market value during the year reflecting an unrealised gain in other comprehensive income.
Income tax expense
Income tax expense for the half-year was $28.6 million, with the calculation based on continuing and discontinued operations resulting in a net effective tax rate of 25%. The effective tax rate is lower than the prima facie statutory rate due mainly to the booking of additional deferred tax assets being tax losses in Australia. Previously derecognised deferred tax assets of $10.2 million in respect of Australian tax losses have now been re-recognised for accounting purposes. This is partly offset by non-deductibility of mineral reserve amortisation and exploration expenses in Côte d’Ivoire and other non-deductible expenses across the group.
While LGL has carried forward tax losses in PNG at 30 June 2010, it is anticipated that LGL will be in a tax payable position for the 2010 year. According, LGL made its first provisional cash payment of income tax in PNG of $8.5 million during the half-year. At the end of the half-year, LGL had carried forward tax losses resulting in deferred tax assets (measured at the applicable 30% tax rate) of $49.8 million in PNG and $105.8 million in Australia.
Discontinuing operations
The Consolidated Entity reclassified the Ballarat operation as a discontinuing operation during 2009 and restated the first half results for the comparative period. During the half-year the Company has expensed as a loss on the sale of the operation $11.3 million, after tax, comprising mainly the applicable balance of the foreign currency translation reserve together with some operational expenses incurred prior to finalising the sale of the Ballarat operation.
Discussion and analysis of the Statement of Financial Position
The Consolidated Entities net assets and total shareholders’ equity increased $74.5 million to $3.3 billion. The total comprehensive income of $110.0 million was partially offset by the dividend paid in March.
Discussion and analysis of the Statement of Cash Flows
Cash on hand at the end of the half-year totalled $317.2 million. Cash balances reduced by $156.3 million during the half year due to continuing capital investment and dividend payments exceeding cash generated from operations.

LIHIR GOLD LIMITED ARBN 069 803 998
DIRECTORS’ REPORT
Net cash used in investing activities increased by $133.3 million to $281.4 million as the Consolidated Entity continued to invest in the MOPU and power station projects on Lihir Island, exploration in Cote d’Ivoire and sustaining capital for all site operations.
DIVIDENDS
On 31 March 2010 the Company paid a final dividend of 1.5 cents per share to ordinary shareholders registered at the close of business on 2 March 2010. The total dividend amount paid was $35.5 million.
AUDITOR’S INDEPENDENCE DECLARATION
An independence declaration from the auditors, PricewaterhouseCoopers as required under section 307C of the Corporations Act 2001 has been obtained and is set out on page 9 of this report.
ROUNDING OF AMOUNTS
Amounts included in this directors’ report and the financial report have been rounded to the nearest $100,000 unless otherwise indicated.
The report is made in accordance with a resolution of the Board.
Signed and dated

Graeme Hunt	Bruce Brook
Managing Director	Director
27 August 2010	27 August 2010

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Auditor’s Independence Declaration
As lead auditor for the review of Lihir Gold Limited for the half year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Lihir Gold Limited and the entities it controlled during the period.

Brett Entwistle	Port Moresby
Partner	27 August 2010
PricewaterhouseCoopers

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 30 JUNE 2010 (CONTINUED)

	$M
	Note	2010	2009(1)

CONTINUING OPERATIONS
Revenue	4	544.9	555.3
Cost of sales	5	(301.2)	(287.4)

Gross profit from mining operations		243.7	267.9

Corporate expense		(39.7)	(18.7)
Project studies		—	(0.2)
Exploration expense		(2.2)	(6.1)

Operating profit before other income / (expenses)		201.8	242.9

Other income / (expenses)
Hedging loss	6	(45.6)	(66.6)
Other income	7	0.1	4.0
Other expenses	7	(25.2)	(8.0)

Operating profit before finance costs		131.1	172.3

Financial income	8	1.0	8.2
Financial expenses	8	(2.8)	(2.7)

Profit before tax		129.3	177.8

Income tax expense		(31.4)	(74.2)

Net profit after tax from continuing operations		97.9	103.6

DISCONTINUED OPERATIONS
Loss from discontinued operation, net of income tax	9	(11.3)	(404.4)

Profit / (Loss) for the period		86.6	(300.8)

(1)	Restated (refer Note 15)
The above Statement of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 30 JUNE 2010 (CONTINUED)

	$M
	Note	2010	2009(1)

OTHER COMPREHENSIVE INCOME

Exchange difference on translation of foreign operations		(9.0)	85.2
Realised exchange difference on translation of foreign operation transferred to discontinued operation expense		9.1	—
Net change in fair value of cash flow hedges		(11.7)	20.9
Deferred hedging loss transferred to hedging loss expense		45.6	64.2
Net change in fair value of available for sale financial assets		0.6	4.3
Income tax on other comprehensive income		(11.2)	(22.3)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX		23.4	152.3

TOTAL COMPREHENSIVE INCOME / (LOSS)		110.0	(148.5)

Total comprehensive income / (loss) for the period is attributable to:
Owners of the Company		110.5	(148.6)
Non-controlling interests		(0.5)	0.1

		110.0	(148.5)

Profit / (Loss) for the period is attributable to:
Owners of the Company		87.1	(300.9)
Non-controlling interests		(0.5)	0.1

		86.6	(300.8)

Earnings / (loss) per share
- Basic (cents/share)		3.7	(12.7)
- Diluted (cents/share)		3.7	(12.7)

Continuing operations
- Basic (cents/share)		4.1	4.4
- Diluted (cents/share)		4.1	4.4

(1)	Restated (refer Note 15)
The above Statement of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2010

	$M
	NOTE	2010	2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	10	317.2	473.5
Receivables		24.7	15.1
Inventories	11	183.9	162.5
Derivative financial assets	12	0.9	9.3
Other assets		33.6	19.7
Assets classified as held for sale		—	8.5

Total current assets		560.3	688.6

NON-CURRENT ASSETS
Receivables		—	0.1
Inventories	11	381.1	333.3
Derivative financial assets	12	—	1.6
Deferred mining costs		308.3	299.5
Property plant and equipment		2,102.8	1,888.8
Intangible assets		349.2	352.0
Available-for-sale financial assets		4.7	4.2
Deferred income tax asset		60.0	58.9

Total non-current assets		3,206.1	2,938.4

Total assets		3,766.4	3,627.0

The above Statement of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2010 (CONTINUED)

	$M
	NOTE	2010	2009

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities		140.7	111.4
Provisions		24.4	26.9
Borrowings and finance facilities	13	0.7	0.7
Derivative financial liabilities	12	1.0	—
Income tax liabilities		0.2	—
Liabilities classified as held for sale		—	7.0

Total current liabilities		167.0	146.0

NON-CURRENT LIABILITIES
Provisions		48.3	46.5
Borrowings and finance facilities	13	50.2	50.2
Derivative financial liabilities	12	0.7	—
Deferred income tax liability		186.4	145.6
Other liabilities		0.6	—

Total non-current liabilities		286.2	242.3

Total liabilities		453.2	388.3

NET ASSETS		3,313.2	3,238.7

EQUITY
Contributed equity		3,420.8	3,420.9
Reserves		(50.7)	(74.2)
Accumulated losses		(88.1)	(139.7)

Total equity attributable to owners of the Company		3,282.0	3,207.0
Non-controlling interests		31.2	31.7

TOTAL EQUITY		3,313.2	3,238.7

The above Statement of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 30 JUNE 2010

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE CONSOLIDATED ENTITY
			RETAINED
			EARNINGS /		NON-
	ISSUED		(ACCUMULATED		CONTROLLING	TOTAL
	CAPITAL	RESERVES(1)	LOSS)(1)	TOTAL(1)	INTEREST(1)	EQUITY(1)
	$M	$M	$M	$M	$M	$M
Balance at 1 January 2009	3,080.0	(305.8)	129.8	2,904.0	31.9	2,935.9

Total comprehensive income / (loss) for the period	—	152.3	(300.9)	(148.6)	0.1	(148.5)

Transactions with owners in their capacity as owners:

- Share based payments to employees	—	4.6	—	4.6	—	4.6
- Deferred tax on share based payments to employees	—	(1.5)	—	(1.5)	—	(1.5)

- Issue of shares — placement and share purchase plan (net of transaction costs)	340.9	—	—	340.9	—	340.9

Balance at 30 June 2009	3,420.9	(150.4)	(171.1)	3,099.4	32.0	3,131.4

Balance at 1 January 2010	3,420.9	(74.2)	(139.7)	3,207.0	31.7	3,238.7

Total comprehensive income / (loss) for the period	—	23.4	87.1	110.5	(0.5)	110.0

Transactions with owners in their capacity as owners:

- Share based payments to employees	—	6.3	—	6.3	—	6.3
- Deferred tax on share based payments to employees	—	(6.2)	—	(6.2)	—	(6.2)

- Purchase of treasury shares	(0.1)	—	—	(0.1)	—	(0.1)

- Dividends paid	—	—	(35.5)	(35.5)	—	(35.5)

Balance at 30 June 2010	3,420.8	(50.7)	(88.1)	3,282.0	31.2	3,313.2

(1)	2009 restated (refer Note 15)
The above Statement of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 30 JUNE 2010

	$M
	NOTE	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		546.0	546.8
Payments arising from suppliers & employees		(376.6)	(287.9)

Cash generated from operations		169.4	258.9
Insurance recoveries		0.5	1.4
Close out of hedge book		—	(37.9)
Interest and finance charges paid		—	(0.2)
Provisional income taxes paid		(8.5)	—

Net cash flow from operating activities		161.4	222.2

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		1.0	1.0
Purchase of property plant and equipment		(283.7)	(136.6)
Interest and financing charges capitalised		(2.8)	(1.3)
Proceeds on disposal of property, plant & equipment		0.1	—
Proceeds on sale of discontinued operation		4.0	—
Payments for acquisition of non-controlling interests		—	(10.8)
Acquisition of subsidiary net of cash acquired		—	(0.4)

Net cash flow used in investing activities		(281.4)	(148.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid		(35.5)	—
Repayment of debt		(0.3)	—
Proceeds of equity issue		—	348.5
Underwriting expenses		—	(7.6)
Payment for treasury shares		(0.1)	—

Net cash flow (used in) / from financing activities		(35.9)	340.9

Net (decrease) / increase in cash and cash equivalents		(155.9)	415.0
Cash and cash equivalents at beginning of year		473.5	64.7
Effects of exchange rate changes to cash held		(0.4)	9.1

Cash and cash equivalents at end of year	10	317.2	488.8

The above Statement of Cash Flows are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 16 — 31.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes financial statements for the Consolidated Entity consisting of the Lihir Gold Limited and its subsidiaries.
All amounts are US dollars unless stated otherwise.
(i) Basis of preparation
These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (IASB), IFRS has been adopted by the ASB as the applicable financial reporting framework.
The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entities accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are the same as those in the most recent annual financial report.
These financial statements have been prepared on an historical cost basis except for the following:
1.	derivative financial instruments are measured at fair value

2.	financial instruments at fair value through profit and loss are measured at fair value

3.	available for sale financial assets are measured at fair value
(ii) Changes in accounting policies
The accounting policies and methods of computation are the same as those in the most recent annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary.
NOTE 2: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
The accounting policies and methods of computation are the same as those in the prior annual financial report. Certain new accounting standards and interpretations have been published and reported previously in the Consolidated Entities 2009 annual financial report. The following additional or amendments to accounting standards and interpretations since the release of the Consolidated Entities 2009 annual report and an assessment of the impact of these new standards and interpretations on the financial report is set out below. There have been no changes to the accounting policies or estimates to reflect the impact of potential future merger or restructuring transactions.

APPLICATION
			APPLICATION	PRELIMINARY ASSESSMENT ON THE	DATE FOR THE
			DATE OF	IMPACT OF THE CONSOLIDATED	CONSOLIDATED
REFERENCE	TITLE	SUMMARY	STANDARD	ENTITIES FINANCIAL REPORT	ENTITY

Improvements to IFRSs (2009)	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IFRS 1	First time adoption of International Financial Reporting Standards		Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IFRS 2	Share-based payment	Amendments relating to Group cash-settled share-based payment transactions	Annual periods beginning on or after 1 January 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IAS 19	Employee benefits	Amendment to prepayments of a minimum funding requirement	Annual periods beginning on or after 1 January 2011	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IAS 24	Related party	Related party disclosures	Annual periods beginning on or after 1 January 2011	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IFRIC 19	Financial instruments	Amendments relating to extinguishing financial liabilities with equity instruments	Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 3: SEGMENT REPORTING
Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis.
The reportable operating segments broadly align with geographical locations with two geographical locations for Australia as this is the source of the Consolidated Entities major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Board of Directors on at least a monthly basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
Non-GAAP measures
The Company uses certain terminology that is not defined in GAAP. Mine EBITDA is defined as revenue less cost of sales (excluding depreciation and amortisation).
Types of products
The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates.
Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Consolidated Entity as referenced in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue

•	Finance costs

•	Hedging gains or losses

•	Income taxes

•	Corporate expenses
Segments are presented after elimination of inter-company transactions.
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents

•	Current and deferred tax balances

•	Interest bearing loans and borrowings

•	Derivative financial instruments

•	Assets and liabilities of the corporate office
Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 3: SEGMENT REPORTING (CONTINUED)

					TOTAL	AUSTRALIA
PROFIT AND LOSS	PAPUA NEW	AUSTRALIA			CONSOLIDATED	(BALLARAT)
HALF-YEAR ENDED 30 JUNE 2010	GUINEA	(MT RAWDON)	AFRICA	UNALLOCATED	ENTITY	(DISCONTINUED)(1)
	$M	$M	$M	$M	$M	$M

Revenue from external customers	436.0	55.7	53.2	—	544.9	—

Cost of sales (excluding depreciation and amortisation)	(176.8)	(26.1)	(25.2)	—	(228.1)	—

Mine EBITDA	259.2	29.6	28.0	—	316.8	—

Non-cash cost of sales

Amortisation of mineral reserves	—	(10.9)	(12.4)	—	(23.3)	—

Other depreciation and amortisation	(47.8)	(2.8)	(9.2)	(0.8)	(60.6)	—

	(47.8)	(13.7)	(21.6)	(0.8)	(83.9)	—
Change in inventories and deferred waste	8.6	0.2	2.0	—	10.8	—

Gross profit from mining operations	220.0	16.1	8.4	(0.8)	243.7	—

Corporate expense	—	—	(3.4)	(36.3)	(39.7)	—

Exploration expense	(0.1)	(0.1)	(2.0)	—	(2.2)	—

Operating profit / (loss) before other income / (expense)	219.9	16.0	3.0	(37.1)	201.8	—

Hedging profit / (loss)	—	—	—	(45.6)	(45.6)	—

Other income and (expenses)	(6.6)	(0.4)	—	(18.1)	(25.1)	—

Net financial income	—	—	—	(1.8)	(1.8)	—

Profit / (loss) before income tax	213.3	15.6	3.0	(102.6)	129.3	—

Income tax expense	—	—	—	(31.4)	(31.4)	—

Net profit / (loss) after tax	213.3	15.6	3.0	(134.0)	97.9	—

Loss from discontinued operation, net of income tax						(11.3)

Capital expenditure	248.1	2.0	29.6	6.8		—

(1)	Refer to Note 9

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 3: SEGMENT REPORTING (CONTINUED)

					TOTAL	AUSTRALIA
PROFIT AND LOSS	PAPUA NEW	AUSTRALIA			CONSOLIDATED	(BALLARAT/
HALF-YEAR ENDED 30 JUNE 2009	GUINEA	(MT RAWDON)	AFRICA	UNALLOCATED	ENTITY(1)	(DISCONTINUED)(2)
	$M	$M	$M	$M	$M	$M

Revenue from external customers	427.0	50.6	77.7	—	555.3	—

Cost of sales (excluding depreciation and amortisation)	(153.5)	(21.5)	(33.6)	—	(208.6)	—

Mine EBITDA	273.5	29.1	44.1	—	346.7	—

Non-cash cost of sales

Amortisation of mineral reserves	—	(10.1)	(22.8)	—	(32.9)	—

Other depreciation and amortisation	(41.4)	(2.5)	(11.7)	(0.1)	(55.7)	—

	(41.4)	(12.6)	(34.5)	(0.1)	(88.6)	—
Change in inventories and deferred waste	10.0	—	(0.2)	—	9.8	—

Gross profit from mining operations	242.1	16.5	9.4	(0.1)	267.9	—

Corporate expense	—	—	(2.6)	(16.1)	(18.7)	—

Project studies	(0.2)	—	—	—	(0.2)	—

Exploration expense	(1.6)	—	(4.5)	—	(6.1)	—

Operating profit / (loss) before other income / (expense)	240.3	16.5	2.3	(16.2)	242.9	—

Hedging profit / (loss)	—	—	—	(66.6)	(66.6)	—

Other income and (expenses)	(2.4)	(0.2)	—	(1.4)	(4.0)	—

Net financial income	—	—	—	5.5	5.5	—

Profit / (loss) before income tax	237.9	16.3	2.3	(78.7)	177.8	—

Income tax expense				(74.2)	(74.2)	—

Net profit / (loss) after tax	237.9	16.3	2.3	(152.9)	103.6	—

Loss from discontinued operation, net of income tax						(404.4)

Capital expenditure	76.5	2.4	25.9	1.8		31.3

(1)	Restated (refer Note 15)

(2)	Refer to Note 9

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 3: SEGMENT REPORTING (CONTINUED)

						AUSTRALIA
	PAPUA NEW	AUSTRALIA				(BALLARAT)
BALANCE SHEET	GUINEA	(MT RAWDON)	AFRICA	UNALLOCATED	GROUP	(DISCONTINUED)(2)
	$M	$M	$M	$M	$M	$M

As at 30 June 2010
Assets and liabilities
Segment assets	2,354.1	221.3	789.4	401.3	3,766.4	0.3
Segment liabilities	(147.1)	(17.7)	(11.5)	(276.6)	(453.2)	(0.3)

As at 31 December 2009(1)
Assets and liabilities
Segment assets	2,052.0	232.7	773.3	560.5	3,627.0	8.5
Segment liabilities	(129.9)	(17.0)	(15.5)	(218.9)	(388.3)	(7.0)

(1)	Restated (refer Note 15)

(2)	Refer to Note 9
Major customers
The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	2010
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	121.5	Australia / Papua New Guinea
2	106.1	Australia / Papua New Guinea / Africa
3	87.8	Papua New Guinea
4	69.2	Papua New Guinea
5	58.3	Papua New Guinea

	2009
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	72.0	Africa
2	58.3	Papua New Guinea
3	56.2	Papua New Guinea
4	55.0	Papua New Guinea
5	54.8	Papua New Guinea
6	53.8	Papua New Guinea
7	53.4	Papua New Guinea
8	52.2	Papua New Guinea

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 4: REVENUE

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009(1)

Gold sales	542.3	553.3
Silver sales	1.5	1.4
Other revenue(2)	1.1	0.6

	544.9	555.3

(1)	Restated (refer Note 15)

(2)	Other revenue includes certified emission reduction certificate credits
NOTE 5: COST OF SALES

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009(1)

Operating costs	(281.5)	(234.5)
Royalties, levies & production taxes	(13.0)	(12.8)
Refining costs	(2.4)	(2.3)
Depreciation & amortisation	(83.9)	(88.5)
Deferred mining costs	9.4	25.0
Changes in inventories	67.0	26.8
Foreign exchange gain / (loss)	3.2	(1.1)

	(301.2)	(287.4)

(1)	Restated (refer Note 15)
NOTE 6: HEDGING LOSS

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009

Cash hedging loss	—	(7.7)
Non-cash hedging loss(2)	(45.6)	(58.9)

	(45.6)	(66.6)

(1)	Restated (refer Note 15)

(2)	Reflecting $40.9 million from the closed-out LGL hedge book in 2007 and $4.7 million from the closed-out Equigold hedge book.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 7: OTHER INCOME AND EXPENSES

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009(1)

Other income
Insurance recovery	—	4.0
Other income	0.1	—

	0.1	4.0

Other expenses
Merger related expenses	(18.2)	—
Net property, plant and equipment loss on disposal	(6.7)	(8.0)
Other expense	(0.3)	—

	(25.2)	(8.0)

(1)	Restated (refer Note 15)
NOTE 8: FINANCIAL INCOME AND EXPENSES

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009(1)

Financial income
Interest income	1.0	1.0
Foreign exchange gain	—	7.1
Other income	—	0.1

	1.0	8.2

Financial expenses
Accretion expense on rehabilitation	(1.5)	(2.7)
Foreign exchange loss	(0.7)	—
Other interest & financing	(0.6)	—

	(2.8)	(2.7)

(1)	Restated (refer Note 15)

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 9 DISCONTINUED OPERATION
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Consolidated Entity announced that a process for selling the Ballarat assets had been initiated. In March 2010, the Company announced that it entered into an agreement with Castlemaine Goldfields Limited for the sale of the Ballarat project. In preparation for the transition to new ownership, the operation was wound down and placed on care and maintenance from 5 March 2010. The sale was completed on 7 May 2010. Under the sales agreement, the Company received A$4.5 million in cash (US$4.0 million) plus an additional 2.5% royalty interest (calculated on net smelter return) in future production, capped at A$50 million.
During the half-year the Company has expensed a further $14.1 million as a loss on the sale of the Ballarat operation resulting primarily from the reclassification of the foreign currency translation reserve to the statement of comprehensive income in accordance with accounting principles following the sale of the Ballarat assets to Castlemaine Limited becoming unconditional. Additional operational expenses incurred prior to announcing and finalising the sale of the Ballarat operation including redundancy and other termination costs are included in the loss from discontinued operation for the period.
(a) The results of the discontinued operations for the half-year are presented below:

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009

Revenue	1.9	8.8
Expenses	(7.6)	(27.0)

Gross loss	(5.7)	(18.2)
Exploration expense	—	(2.5)
Other expense(1)	(9.1)	—
Reversal of impairment / (Impairment)	0.7	(546.0)
Financial expenses	—	(0.1)

Loss before tax from discontinued operation	(14.1)	(566.8)
Income tax benefit	2.8	162.4

Net loss after tax from discontinued operation	(11.3)	(404.4)

(1)	Reclassification of the foreign currency translation reserve to the loss from discontinued operation.

(b)	The net cash flows of the discontinued operations for the half-year are as follows:

	HALF-YEAR ENDED 30 JUNE
	$M

	2010	2009

Net cash used in operating activities	(4.6)	(33.2)
Net cash from / (used in) investing activities (2010 includes an inflow of $4.0m from the sale of the assets to Castlemaine Goldfields)	4.7	(21.8)
Net cash used in financing activities	(0.3)	(0.1)

Net cash used in discontinued operation	(0.2)	(55.1)

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 9: DISCONTINUED OPERATION (CONTINUED)
(c) Assets and liabilities — held for sale operations:

	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

	$M	$M

BALANCE SHEET

Assets classified as held for sale
Trade and other receivables	—	0.1
Inventories	—	2.1
Other assets	—	0.3
Property plant and equipment	—	6.0

Assets classified as held for sale	—	8.5

Liabilities classified as held for sale
Accounts payable & accrued liabilities	—	1.4
Borrowings and finance facilities	—	5.3
Deferred income tax liability	—	0.3

Liabilities classified as held for sale	—	7.0

Net assets classified as held for sale	—	1.5

(d)	Details of the sale of operations:

AS AT
30 JUNE 2010

$M

Consideration received or receivable:
Cash	4.0
Fair value of contingent consideration	—

Total disposal consideration	4.0
Less carrying amounts of net assets sold	(3.3)
Less share of foreign currency translation reserve	(9.1)

Loss on sale before income tax benefit	(8.4)

Income tax benefit	—

Loss on sale after income tax	(8.4)

Net cash inflow on disposal reported in cash flow statement	4.0

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 10: CASH AND CASH EQUIVALENTS

	$M
	AS AT	AS AT	AS AT 30
	30 JUNE 2010	31 DECEMBER 2009	JUNE 2009

Cash at bank and on hand	93.3	82.0	63.0
Short term deposits with financial institutions	223.9	391.5	425.8

	317.2	473.5	488.8

Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, provided the transactions occur through a foreign currency account that has been approved by the Bank of PNG and certain monthly reporting requirements are completed.
For Bank of PNG authority to be given for a foreign currency account, the Company must have regular and significant foreign currency income from export of physical goods and significant contractual payment obligations to overseas residents must exist. The Company must report on a monthly basis via Balance of Payment Forms in respect of all transactions on the foreign currency account.
Under the exchange control regulations in Côte d’Ivoire there are certain restrictions on the transfer of funds out of Côte d’Ivoire to the Company or any of its subsidiaries located outside of Côte d’Ivoire. Revenue generated from gold sales and settled to offshore foreign currency accounts is repatriated back to foreign currency accounts held within Côte d’Ivoire in accordance with exchange controls. At 30 June 2010 total cash held in Côte d’Ivoire was $5.0 million (31 December 2009: $9.2 million; 30 June 2009: 3.6 million).
NOTE 11: INVENTORIES

	$M
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

CURRENT
Stores	88.8	86.5
Ore stockpiles	72.6	57.7
Gold in circuit	8.1	7.4
Finished goods	14.4	10.9

	183.9	162.5

NON-CURRENT
Ore stockpiles	381.1	333.3

	381.1	333.3

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 12: DERIVATIVE FINANCIAL INSTRUMENTS

	$M
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

Current assets
- Fuel oil swaps	0.1	2.5
- Forward currency contracts	0.8	6.8

	0.9	9.3

Non-current assets
- Fuel oil swaps	—	1.5
- Forward currency contracts	—	0.1

	—	1.6

Current liabilities
- Forward currency contracts	1.0	—

	1.0	—

Non-current liabilities
- Fuel oil swaps	0.7	—

	0.7	—

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 13: BORROWINGS AND LEASING AGREEMENTS

	$M
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

CURRENT
Finance leases	0.7	0.7

	0.7	0.7

NON CURRENT
Borrowings	50.0	50.0
Finance leases	0.2	0.2

	50.2	50.2

Borrowings
Bilateral bank debt facilities were maintained on a standby basis with a number of banks. There were no borrowings under these facilities. Each of these bilateral facilities contains comparable terms, including a negative pledge against the creation of security over assets (other than under certain exceptions), restriction on the disposal of assets (other than under certain exceptions), and the maintenance of several financial covenants with which the Company and the Consolidated Entity were in compliance throughout the half year.
Finance leases
Subsidiaries of the Company lease plant and equipment under finance leases expiring within 1 — 2 years. Lease liabilities are effectively secured, as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. Such effective security is permitted under the bilateral bank debt facilities.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 14: CONTRIBUTED EQUITY

	$M
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

(a) Issued and paid up capital
Ordinary shares
Opening balance	3,420.9	3,080.0
New issues — placement and share purchase plan	—	348.5
Less: Transaction costs	—	(7.6)
Shares reclassified as treasury shares (1)	(0.1)	—

Closing balance	3,420.8	3,420.9

	NUMBER OF SHARES ’000
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

(b) Issued and paid up capital
Opening balance	2,368,258	2,187,140
New issues — placement and share purchase plan	—	180,543
Shares reclassified as treasury shares(1)	(38)	—
Treasury shares reclassified as ordinary shares	192	575

Closing balance	2,368,412	2,368,258

(1)	The treasury restricted executive shares are shares purchased for the Lihir Executive Share Plan (“LESP”). On consolidation, shares held under the LESP are offset against contributed equity.
The Company’s securities consist of 2,368,729,935 ordinary shares (including 318,023 restricted executive shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company.
During the half-year and in accordance with the Company’s constitution and the PNG Companies Act, LGL redeemed all 161,527,405 class B shares previously held by Niugini Mining Limited (NML), a wholly owned subsidiary of LGL. The class B shares represented NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as class B shares. The class B shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.
Share placement and share purchase plan
In March and April of 2009, the Company raised $340.9 million (net of transaction costs) through a placement of shares to institutional investors and a share purchase plan. A total of 171.7 million shares were issued through the share placement and a further 8.9 million were issued through the share purchase plan.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 15: COMPARATIVE RESTATEMENT
Comparative period adjustments to income statement items

	30 JUNE 2009		30 JUNE 2009
	$M	BGF	$M
	AS REPORTED		AS RESTATED
Revenue	564.1	(8.8)	555.3
Cost of sales	(314.4)	27.0	(287.4)
Exploration expense	(8.6)	2.5	(6.1)
Other expenses	(554.0)	(546.0)	(8.0)
Financial expenses	(2.8)	0.1	(2.7)
Income tax (benefit) / expense	(88.2)	162.4	74.2
Profit from discontinued operation	—	(404.4)	(404.4)

Continuing operations
- Basic (cents/share)	(12.7)	—	(12.7)
- Diluted (cents/share)	(12.7)	—	(12.7)
Classification of the Ballarat operation (“BGF”) profit and loss for the period ended 30 June 2009 from continuing operation to discontinued operation.
The EPS and weighted average number of shares calculation for the 2009 financial year have been restated to include the impact of the capital raising undertaken in March 2010 in accordance with accounting standards.
NOTE 16: CAPITAL COMMITMENTS
Capital expenditure commitments

	$M
	AS AT	AS AT
	30 JUNE 2010	31 DECEMBER 2009

Capital expenditure commitments contracted for:
Payable — not later than one year	184.0	220.6
Payable — not later than two years	182.0	94.0
Payable — not later than three years	22.6	20.0

	388.6	334.6

The major items of capital commitment for 2010 are: Lihir Island: ($153.0 million for the Million Ounce Plant Upgrade project) and Lihir Island: ($232.7 million for equipment purchases, resource drilling and stockpile relocation).
The major items of capital commitment for 2009 were: Lihir Island: ($151.6 million for the Million Ounce Plant Upgrade project), Lihir Island: ($170.2 million for other equipment purchases), and Bonikro: ($12.2 million for the resource drilling program and other equipment).

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 17: CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Contingent liabilities
On 25 January 2010, Ballarat Goldfields Pty Ltd (which was subsequently renamed LGL Ballarat Operations Pty Ltd) (“BGF”) received a Charge-Sheet and Summons (Corporate Accused) to appear at the Magistrates’ Court of Victoria at Ballarat in relation to an action commenced by the Victorian Workcover Authority (“VWA”) arising from a vehicle fatality which occurred at the Ballarat gold mine on 11 December 2008. The VWA has also charged the employer of the deceased. The Charge and Summons, alleging seven offences under the Occupational Health and Safety Act 2004 (Vic), will be heard in the County Court of Victoria. The charges will be defended by BGF. Where the matter is heard in the County Court, the maximum penalty for a guilty finding is a fine of $1,020,780 per offence.
Strang Aniokaka Limited (“SAL”) and Lihir Gold Limited (“LGL”) were parties to a materials handling and stevedoring services contract for LGL’s Lihir Island operations. LGL sought tenders for the services provided by SAL but subsequently terminated the tender process. Following a notice of termination by LGL, SAL (as contractor) ceased to provide services to LGL on 30 June 2009. LGL bought SAL’s equipment and engaged a labour hire company to provide labour for the services. SAL alleged that LGL was not entitled to terminate the contract when it did but has not progressed that allegation. SAL has purported to assign its rights against LGL to Strang International Pty Ltd (“SIPL”). SAL and SIPL have subsequently filed an application in the Federal Court, Sydney for preliminary discovery of documents from LGL. The claims by SAL and SIPL which form the basis of the application for preliminary discovery are allegations that LGL engaged in misleading and deceptive conduct and induced a breach of duty of care between shareholders of SAL relating to the tender process. LGL opposed and sought to limit the scope of SAL’s and SIPL’s application for preliminary discovery which was heard on 16 and 17 August 2010. The Federal Court has reserved its decision.
The Entity has a number of bank guarantees in favour of various government agencies, service providers and major suppliers for the MOPU project. The total nominal amount of these guarantees at 30 June 2010 is $47.0 million (2009: $69.8 million)
Contingent assets
As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, BGF is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to BGF.
Under an Asset Sale Agreement between Equigold Pty Ltd (“EQI”) and Mount Magnet South NL (“MMS”) dated 13 March 2009 for the sale by EQI of the Kirkalocka processing plant and related assets to MMS, EQI is to be paid $1,000,000 on the first to occur of:
•	gold production commencing (in any quantity) from the Kirkalocka processing plant; and

•	MMS entering into any unconditional dealing or agreement to deal (including sale, lease, mortgage or other Encumbrance) in relation to the Kirkalocka processing plant (whether in whole or in part), or any such dealing or agreement becoming unconditional.
As a result of the sale agreement between LGL and Castlemaine Goldfields Limited for the Ballarat operation, LGL will receive a royalty equal to 2.5% interest in future production, capped at A$50 million.

LIHIR GOLD LIMITED ARBN 069 803 998
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTE 18: DIVIDENDS PER SHARE
Dividends paid or declared by the Company to shareholders since the end of the previous financial year were as follows:

	US CENTS
	PER SHARE	TOTAL AMOUNT
		$M
Declared and paid during 2009

- Interim 2009 ordinary dividend (record date 9 November 2009)	1.5	35.5

Declared and paid during 2010

- Final 2009 ordinary dividend (record date 2 March 2010)	1.5	35.5

The Company has not proposed to pay any further dividends.
NOTE 19: SUBSEQUENT EVENTS
On 23 August 2010 shareholders agreed to the merger of the Company with Newcrest Mining Limited (“NCM”) by way of scheme of arrangement. The National Court of Papua New Guinea approved the scheme of arrangement on 27 August 2010. Under the scheme of arrangement LGL scheme participants will receive one NCM share for every 8.43 LGL shares they own, plus A$0.225 per LGL share. The record date for determining entitlements under the scheme is 6 September 2010 with all scheme shares to be transferred to NCM and scheme consideration provided to scheme participants on the implementation date of 13 September 2010.
As a consequence of the shareholders approving the scheme of arrangement with NCM additional advisory costs are payable, unvested share rights under the Lihir Executive Share Plan (“LESP”) will vest and restrictions on LGL shares previously acquired under the LESP will be lifted. Shares acquired for the benefit of participants in the Lihir Employee Share Ownership Plan (“LESOP”) will also vest. Expenses associated with these transactions will crystallise. The merger with NCM will also trigger additional expenses in relation to employee entitlements.

LIHIR GOLD LIMITED ARBN 069 803 998
DIRECTORS’ DECLARATION
In the opinion of the directors:
1.	The financial statements and notes of the Consolidated Entity:

(a)	comply with International Financial Reporting Standards; and

(b)	are in accordance with the Papua New Guinea Companies Act 1997; and

(c)	comply with the reporting requirements of the Australian Stock Exchange Listing Rules; and,

(d)	give a true and fair view, in all material respects, of the financial position as at 30 June 2010 and performance of the Consolidated Entity for the half-year ended on that date.
2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The directors draw attention to Note 1(i) to the financial statements, which include a statement of compliance with International Financial Reporting Standards.
The Directors in making this declaration have received appropriate certification from the Chief Executive Officer and Chief Financial Officer.
On behalf and in accordance with a resolution of the Board,

Graeme Hunt	Bruce Brook
Managing Director	Director

27 August 2010	27 August 2010

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Independent auditor’s review report to the members of
Lihir Gold Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Lihir Gold Limited, which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises both Lihir Gold Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with International Financial Reporting Standards (including the interpretations of the International Financial Reporting Interpretations Committee) and the Australian Stock Exchange (ASX) Listing Rules and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with International Standard on Review Engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the ASX Listing Rules including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and its performance for the half-year ended on that date; and complying with International Accounting Standard IAS 34 Interim Financial Reporting. As the auditor of Lihir Gold Limited, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Independent auditor’s review report to the members of
Lihir Gold Limited (continued)
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of Lihir Gold Limited (the company) for the half-year ended 30 June 2010 included on Lihir Gold Limited’s web site. The company’s directors are responsible for the integrity of the Lihir Gold Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the Companies Act 1997.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lihir Gold Limited is not in accordance with the ASX Listing Rules including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard IAS 34 Interim Financial Reporting.
PricewaterhouseCoopers

Brett Entwistle	Port Moresby
Partner	27 August 2010